UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

April 30, 2020

Commission File Number 001-10888

TOTAL S.A.

(Translation of registrant’s name into English)

2, place Jean Millier

La Défense 6

92400

Courbevoie

France

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

TOTAL S.A. is providing on this Form 6-K a description of certain recent developments relating to its business.

SIGNATURES

EXHIBIT INDEX

Exhibit 99.1 Suriname: Total Announces a Second Discovery in Block 58 (April 2, 2020)

Exhibit 99.2 Total Keeps the Pace of Divestments with Asset Sales in Brunei, Sierra Leone and Liberia (April 7, 2020)

Exhibit 99.3 Clean Marine Fuels: Total charters its first LNG-powered Very Large Crude Carriers (April 7, 2020)

Exhibit 99.4 France: Total Wins Over 135 MW of Projects in the Latest National Solar Tender (April 22, 2020)

Exhibit 99.5 Total Acquires Tullow Entire Interests in the Uganda Lake Albert Project (April 23, 2020)

EXHIBIT INDEX

Exhibit 99.1 Suriname: Total Announces a Second Discovery in Block 58 (April 2, 2020)

Exhibit 99.2 Total Keeps the Pace of Divestments with Asset Sales in Brunei, Sierra Leone and Liberia (April 7, 2020)

Exhibit 99.3 Clean Marine Fuels: Total charters its first LNG-powered Very Large Crude Carriers (April 7, 2020)

Exhibit 99.4 France: Total Wins Over 135 MW of Projects in the Latest National Solar Tender (April 22, 2020)

Exhibit 99.5 Total Acquires Tullow Entire Interests in the Uganda Lake Albert Project (April 23, 2020)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TOTAL S.A.

Date: April 30, 2020	By:	/s/ ANTOINE LARENAUDIE
	Name:	Antoine LARENAUDIE
	Title:	Group Treasurer